Exhibit 99.1

Burning Rock Announces 2024 Annual General Meeting to be Held on December 31, 2024

GUANGZHOU, China, December 3, 2024—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focusing on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that it will hold its annual general meeting (“AGM”) on December 31, 2024 at 10:00 a.m. (local time) at the Company’s Shanghai office at 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai. The notice of the AGM and the form of proxy for the AGM are available on the Company’s website, within Investors Relation section, at https://ir.brbiotech.com.

The AGM will be held for the following proposals:

1.

as an ordinary resolution, THAT the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2024 be ratified and that the directors of the Company be authorized to determine the remuneration of the auditor;

2.	as an ordinary resolution, THAT Yusheng Han and Gang Lu be re-elected as directors of the Company; and

3.

as an ordinary resolution, THAT each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company fully supports these proposals and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of these proposals.

The board of directors of the Company has fixed the close of business on December 4, 2024 (New York time) as the record date for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0002 per share, at the close of business on the record date are entitled to attend the AGM and any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on December 4, 2024 (New York time) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The board of directors of the Company fully supports the proposed resolutions and recommends that shareholders and holders of ADSs vote in favor of the proposed resolutions.

The Company has filed its annual report on Form 20-F, as amended, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed on the Company’s website at https://ir.brbiotech.com, and on SEC’s website at http://www.sec.gov.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com